St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04012275

January 9, 2004

04 JAN 21 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June of this year, we have generated and enclosed a Summary Report of the most recent insider transactions to update your records for the following insider:

- Michael A. Terrell (period: December 18, 2003 - January 9, 2004)

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosure

Dlw 1/22

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2004-01-09 19:52 ET

Transactions sorted by : **Insider**
Insider family name : **TERRELL (Starts with)**
Given name : **Michael A. (Starts with)**
Transaction date range : **December 18, 2003 - January 9, 2004**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
161613	2004-01-05	2004-01-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+7,500	2.5600	965,590						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
161616	2004-01-06	2004-01-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+200	2.5100	965,790						
161618	2004-01-08	2004-01-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.4000	968,790						
161621	2004-01-08	2004-01-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.3700	970,790						
161622	2004-01-09	2004-01-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.3200	973,790						
161627	2004-01-09	2004-01-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.3500	975,790						
161629	2004-01-09	2004-01-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+6,000	2.4000	981,790						

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

January 8, 2004

04 JAN 21 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #145 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

For: MICHAEL A. TERRELL,
President

/mjh
enclosures

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Intersects 46 Meters of 4.00 g/t Au at GG2, Two Parallel Gold Zones Discovered

Vancouver, January 8, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that core drilling at the Goulagou project in Burkina Faso has discovered two parallel gold zones north and south of the GG2 gold deposit. Furthermore, hole SJG-47 intersected **46 meters of 4.00 g/t Au** at GG2, which significantly opens up the main mineralized oxide zone at depth. Hole SJG-48 intersected **5 meters of 5.09 g/t Au** at the Northern parallel zone already found in the previously announced hole SJG-8 which intersected **11 meters of 3.31 g/t Au**. Hole SJG-52 intersected **10 meters of 9.12 g/t Au including 5 meters of 14.52 g/t Au** in a very weathered quartz vein with significant visible gold reported. A table of all the results follows:

Hole #	Dip Degree (-)	Azimuth	Coordinates North (m)	Coordinates East (m)	From - To (m)	Interval Width (m)	Grade g/t Au	Zone
SJG - 44	-45	360	1505362	575567	96 - 108	12	2.72 g/t	GG2
SJG - 47	**-45**	**180**	**1505485**	**576234**	**76 - 122**	**46**	**4.00 g/t**	**GG2**
SJG - 48	**-45**	**180**	**1505472**	**576280**	**70 - 79**	**9**	**5.09 g/t**	**GG2 North**
SJG - 52	**-45**	**180**	**1505289**	**576412**	**24 - 34**	**10**	**9.12**	**GG2**
Includes					**27 - 32**	**5**	**14.52 g/t**	
SJG - 53	-45	180	1505517	576280	128 – 150	22	2.19g/t	GG2 North
SJG - 54	-45	180	1505342	576280	6 – 22	16	1.60 g/t	GG2
					43 - 68	25	2.17	
					144 – 147	3	1.23	GG2 South
					6 – 68	62	1.16	

The company is very encouraged by results to date from the Goulagou/Rounga project area, as the new north and south zones at GG2 have the potential to be mined from a single open pit. St. Jude's management team is currently reviewing its options for maximizing shareholder value from this project. The previous operator Channel Resources ("CRL") had recoveries up to 95% from preliminary metallurgical testing on oxide samples from the GG2 zone. This is a strong indication that the oxide ore may be amenable to low cost heap leach mining techniques.

CRL calculated a preliminary inferred resource at GG1, GG2, Rounga and Sobona North according to the guidelines provided by the Canadian Mining Standards Task Force (1999). This resource was reported as:

- ***GG1 and GG2 - 19.4 metric tons @ 1.12 g/t Au = 700,000 ounces***
- ***Rounga - 0.6 Metric tons @ 2.47 g/t Au = 48,700 ounces***
- ***Sobona North - 0.1 Metric tons @ 6.63 Au = 26,000 ounces***
- ***TOTAL INFERRED RESOURCE = 774,700 ounces***

No independent verification of this data has been performed. St. Jude has not completed sufficient exploration to verify the CRL resource estimates, however the company has been on the project for over one year and all of our exploration results correlate well with the CRL data. This leads the company to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner.

The success of the current program has encouraged St Jude to ramp up its exploration program significantly. Drilling of known prospects will continue and new targets being defined by past and present geochem work will be drilled shortly. St. Jude's exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the Qualified Person responsible for the design and management of the drill program. Mr. Flach states, ***"The discovery of multiple parallel zones at GG2 combined with the strong indication that the main zone is open and wide at depth is excellent news. The Goulagou/Rounga project has the potential to develop into one of the first profitable open pit heap leach operations in Burkina Faso. This is exciting." (See attached maps for details)***

St. Jude is a leading West African explorer focused on the discovery and development of Gold deposits amenable to low cost mining. The company's four advanced-stage projects namely, Hwini-Butre/Benso in Ghana, and Goulagou/Rounga in Burkina Faso, cover over 571 sq. km. (141,171 acres) of one of the richest and most productive gold bearing regions in the world. With a well-stocked treasury, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com


St. Jude Resources Ltd.
Goulagou Permit
Burkina Faso, West Africa
GG2 Area
Drill Plan
St.Jude
1,505,500 N
1,505,000 N
576,500 E
576,000 E
Northern Zone
Southern Zone
Main Zone
Main Zone
DDH-1,2
DDH-3
B
A
C
D
11
12
13
35
21
22
24
23
49
52
03
10
26
25
05
08
09
54
53
48
47
02
07
06
04
45
18
46
28
30
29
32
51
0
100
200
metres
LEGEND
St. Jude drill hole
Previous drilling
Section line
Mineralized zone


St. Jude Resources Ltd.
Goulagou Permit
Burkina Faso, West Africa
GG2 Area
Section 576280 E
Looking East
A
B
Main Zone
Northern Zone
DDH-3
SJG-54
SJG-09
SJG-08
SJG-48
SJG-53
2.17 gpt Au 25m
1.23 gpt Au 3m
1.60 gpt Au 16m
1.07 gpt Au 58m
2.03 gpt Au 156m
7.11 gpt Au 22m
3.31 gpt Au 11m
5.09 gpt Au 9m
2.19 gpt Au 22m
500S
450S
400S
350S
300S
250S
350m
300m
250m
200m
LEGEND
Drill hole
Significant intercept
Mineralized zone
0 10 20 30 40 50
metres



C
D
Looking East
St. Jude Resources Ltd.
Goulagou Permit
Burkina Faso, West Africa
GG2 Area
Section 576240 E
500S
450S
400S
350S
300S
250S
1,505,300N
350m
300m
250m
200m
SJG-04
SJG-06
SJG-07
SJG-02
SJG-47
0.90 gpt Au
2m
2.59 gpt Au
22m
2.50 gpt Au
12m
2.38 gpt Au
15m
2.20 gpt Au
5m
2.00 gpt Au
51m
3.60 gpt Au
50m
4.00 gpt Au
46m
Southern Zone
Main Zone
L E G E N D
Drill hole
Significant intercept
Mineralized zone
0 10 20 30 40 50
metres